Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: jlaxague@caneclark.com

VIA EDGAR

October 31, 2011

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:           Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Amarantus Biosciences, Inc. (the “Company”) Form 10-K for the Year Ended October 31, 2010 Filed January 28, 2011 Form 8-K/A Filed June 3, 2011 File No. 333-148922

Dear Mr. Rosenberg:

We write on behalf of Amarantus Biosciences, Inc. (the “Company”)  in response to comments by the United States Securities and Exchange Commission (the “Commission”) in a letter dated October 17, 2011 by Jim B. Rosenberg, Senior Assistant Chief Accountant of the Commission’s Division of Corporation Finance, commenting on the Company’s Form 10-K for the year ended October 31, 2010 filed January 28, 2011 as well as on the Company’s Amendment to Form 8-K filed June 3, 2011.

The factual information provided herein relating to the Company has been made available to us by the Company.  Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Form 8-K/A filed June 3, 2011

Accounting Treatment; Change of Control, page 6

1.
We acknowledge your reference to disclosures in Note 4 of your Form 10-Q for the quarterly period ended June 30, 2011 filed on September 15, 2011 in response to our prior comment three. Please provide us proposed revised disclosure to be included in future periodic reports that addresses the following:

•
Remove reference to APB 16 in your disclosure and represent to us that you will remove references to pre-Codification accounting literature designations from the financial statements and from other sections in future periodic reports and other future filings. To the extent that you wish to reference authoritative guidance, please represent to us that you will reference Codification literature.

•	Characterize your accounting for the May 25, 2011 Merger transaction as a “reverse recapitalization” instead of a “reverse-merger and a recapitalization.”
•
Explain that reverse recapitalization accounting only applies when a non-operating public shell company acquires a private operating company and the owners and management of the private operating company have actual or effective voting and operating control of the combined company.

•
Explain that a reverse recapitalization is equivalent to the issuance of stock by the private operating company for the net monetary assets of the public shell corporation accompanied by a recapitalization with accounting similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets are recorded.

•
Clarify that Jumpkicks, Inc. qualifies as a non-operating public shell company because all pre-merger business assets and liabilities were transferred to and assumed by the sole officer and director of Jumpkicks, Inc. prior to the completion of the May 25, 2011 Merger.

•
If you must explain why the reverse recapitalization accounting is appropriate, please attribute it to a long-held position of the staff of the Securities and Exchange Commission as the acquisition of a non-operating public shell company does not qualify as a business for business combination purposes. In this regard, you reference that your accounting complies with APB 16, which is not currently authoritative as it was replaced by SFAS 141 and then by SFAS 141R which was codified into ASC Topic 805.

Response:  In future periodic reports filed with the Securities and Exchange Commission, the Company plans to include the following disclosure for the accounting treatment of the transaction consummated on May 25, 2011:

The Merger is being accounted for as a reverse recapitalization. Reverse recapitalization accounting applies when a non-operating public shell company (Jumpkicks) acquires a private operating company (Amarantus) and the owners and management of the private operating company have actual or effective voting and operating control of the combined company. A reverse recapitalization is equivalent to the issuance of stock by the private operating company for the net monetary assets of the public shell corporation accompanied by a recapitalization with accounting similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets are recorded. In the Merger transaction, Jumpkicks qualifies a non-operating public shell company because all pre-merger business assets and liabilities were transferred to and assumed by the sole officer and director of Jumpkicks, prior to the completion of the Merger. The reverse recapitalization accounting is attributable to a long-held position of the staff of the Securities and Exchange Commission as the acquisition of a non-operating public shell company does not qualify as a business for business combination purposes, as described in Accounting Standards Codification Topic 805, Business Combinations.

To the extent the Company references any authoritative guidance in its future filings, it will reference Codification literature.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant
October 31, 2011

Exhibit 99.1: Financial Statements of Amarantus Therapeutics, Inc.
Annual Financial Statements
Notes to Financial Statements
Note 4: Significant Accounting Policies
Revenue Recognition, page 7

2.
We acknowledge your reference to disclosures in Note 3 of your Form 10-Q for the quarterly period ended June 30, 2011 filed on September 15, 2011 in response to prior comment four. Please provide us proposed revised policy disclosure to be included in future periodic reports that clarifies when you recognize grant revenues; your statement in the referenced Form 10-Q that grant money received was recorded as revenue in accordance with certain Staff Accounting Bulletins is vague. Clarify in your proposed disclosure how you account for upfront, non-refundable fees received as referred to in the disclosure in the referenced Form 10-Q. Also, clarify in your proposed disclosure how you account for subsequent receipts and whether you have future performance or refund obligations associated with these receipts. Provide us proposed disclosure in the form of a new note to your financial statements that discloses the significant terms of your grant agreement with the Michael J. Fox Foundation, as disclosed on page 10 of the referenced Form 10-Q, and any other material grant agreements and how you account for them.  Separately demonstrate to us how your grant recognition policy complies with SAB 104 and any other authoritative literature you rely upon to support your accounting.

Response: In future periodic reports filed with the Securities and Exchange Commission, the Company plans to include the following disclosure for its revenue recognition policies:

    The Company recognizes revenue when the earnings process is complete, which under SEC Staff Accounting Bulletin No. 104, Topic No. 13, "Revenue Recognition" ("SAB 104"), is when revenue is realized or realizable and earned, there is persuasive evidence a revenue arrangement exists, delivery of goods or services has occurred, the sales price is fixed or determinable, and collectability is reasonably assured.

    The Company accounts for milestones related to research and development activities in accordance with the milestone method of revenue recognition of Accounting Standards Codification Topic 605-28, under which consideration contingent on the achievement of a substantive milestone is recognized in its entirety in the period when the milestone is achieved. A milestone is considered to be substantive when it meets all of the following criteria: the milestone is commensurate with either the performance required to achieve the milestone or the enhancement of the value of the delivered items resulting from the performance required to achieve the milestone; the milestone relates solely to past performance; and, the milestone is reasonable relative to all of the deliverables and payment terms within the agreement.

    To date, the Company has only received research grant revenue. Research grant revenue is recognized as the Company provides the services stipulated in the underlying grant based on the time and expenditures incurred and all milestones have been met.  Amounts received in advance of services provided are recorded as deferred revenue and amortized as revenue when the services are provided and the milestones are met.  The Company received total research grant revenue of $370,716 in the fiscal year ended December 31, 2010 and recognized the full amount of the grant in fiscal 2010, as the Company incurred all of the qualifying expenses and all milestones were met.  See Note X to the financial statements for further information on the research grant received to date.

In addition, the following new note will be included in future periodic reports filed with the Securities and Exchange Commission:

Note X: Michael J. Fox Foundation Grant

    In April 2010, the Company was awarded a grant from the Michael J. Fox Foundation for Parkinson’s Research (“MJFF”). Pursuant to the MJFF grant, the Company performed research related to comparison and analysis of certain genes in rodent models of Parkinson’s disease. The grant provided for the reimbursement of expenses as incurred up to a maximum of $370,716, payable in two installments in April 2010 and October 2010, and established two milestones. During the fiscal year ended December 30, 2010, the Company achieved the milestones and received full payment of the grant.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant
October 31, 2011

3.           As previously requested, please have a duly authorized officer of the company provide a statement separately on EDGAR acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The requested acknowledgement letter from the Company is filed concurrently herewith.

Please feel free to contact me should you require additional information at (702) 312-6255 and/or jlaxague@caneclark.com.

Sincerely,

CANE CLARK LLP

/s/ Joe Laxague
Joe Laxague

Enclosure (Acknowledgment by the Company)